

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 12, 2015

Michael Holt
Chief Executive Officer
Penny Auction Solutions, Inc.
330 A Street, Suite 156
San Diego, California 32101

> **Re:** **Penny Auction Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 29, 2015**
> **File No. 000-55004**

Dear Mr. Holt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

1. We note your response to comment 2 and we re-issue the comment. In this regard, it appears that your operations are limited to your website, which you note in your filing is not currently operational. We also note your response that you "expect to complete [your] IT and marketing plans in anticipation of a 2016 launch" and that you have raised funds through a private placement. Alone, without further information, these actions do not support the conclusion that your company is not a shell company. To the contrary, these actions suggest that your company has no or only nominal operations, and given the nature of your assets, it would appear that your company is a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products